

August 26, 2011

<u>Via E-mail</u>
Michael Rapp, President
Plastron Acquisition Corp. IV
712 Fifth Avenue
New York, NY 10019

> **Re: Plastron Acquisition Corp. III**
> **Form 10-12g**
> **Filed August 4, 2011**
> **File No. 000-54470**

Dear Mr. Rapp:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-12g Filed August 4, 2011</u>

<u>Business of Issuer, page 3</u>

1. We note the statement that there has not been any specific discussion with any potential business combination candidate. Please revise to clarify whether there have been any discussion, preliminary or otherwise, with any potential business combination candidates. In addition, we note that Broadband Capital Management may assist the company with identifying a business combination. Please clarify whether Broadband Capital Management has had any discussion, preliminary or otherwise, with any potential business combination candidates. Lastly, clarify whether Broadband Capital Management may receive any compensation or other consideration for its assistance.

2. We note the statement on page four that management is involved with two other blank check companies. Please revise to provide a more detailed discussion as to how conflicts in identifying a business combination will be handled.

Management's Discussion and Analysis, page 6

3. We note your statement that interest shall accrue on the outstanding principal balance of the loan "from the date the Company receives the funds" and the similar statement under Certain Relationships and Related Transactions on page 11. Please revise to clarify when the Company received the funds and to clarify the amount of accrued interest as of the date of your most recent financial statements. In addition, please discuss how the loan was used.

4. Please disclose your cash balance as of the most recent practicable date.

5. We note the disclosure on page six that you expect to incur approximately $30,000 over the next twelve months. Please discuss your anticipated source(s) of funding.

Directors and Executive Officers, page 8

6. Please revise the biographies of Mr. Rapp and Mr. Wagenheim to clarify when they commenced their positions with the Company.

Recent Sales of Unregistered Securities, page 12

7. Please revise the second paragraph of this section to describe to whom the shares of common stock were sold. See Item 701(b) of Regulation S-K.

Notes to Financial Statements
Note 1 – Organization and Summary of Significant Accounting Policies, page F-7
Organization and Business, page F-7

8. Please revise this section to disclose your fiscal year-end.

Basis of Presentation, page F-7

9. We note your statement that the "accompanying unaudited financial statements have been prepared in accordance with Securities and Exchange Commission requirements…" Please delete this sentence since your financial statements have been audited and Regulation S-X requires audited financial statements in a Form 10, or tell us why you believe this sentence should be retained.

Note 3- Stockholders' Deficit, page F-10

10. We note that you revised the financial statements to give retrospective effect to the subsequent reduction in value of the stock issued to the founders in May 2011. Please revise this note to disclose your action. Please also advise your auditor that its report

must be either dual-dated or redated to reflect the effect of the retrospective application of the amended stock purchase agreement.

Note 5 – Subsequent Events, page F-11

11. Please revise to disclosure (a) the date through which subsequent events have been evaluated and (b) if it is based on the date the financial statements were issued or were available to be issued pursuant to ASC 855-10-50-1.

Exhibit 4.1

12. We note that the first paragraph of Exhibit 4.1 refers to the "sum of fourteen thousand five hundred dollars ($12,500.00)." Please confirm that the face value of the promissory note is $12,500, not $14,500.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard at (202) 551-3291 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director